PowerVerde Inc.

23429 N. 35TH Drive

Glendale, Arizona 85310

July 1, 2011

VIA EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PowerVerde Inc. (the “Company”)

Form 10-K for the year ended December 31, 2010

Filed April 7, 2011

Form 10-Q for the quarterly period ended March 31, 2011

Filed May 23, 2011

File No. 0-27866

Dear Mr. Vaughn:

The following sets forth the comments made in your letter dated June 16, 2011, and the Company’s response to each of the comments, in the order set forth in the letter:

Form 10-K for the Year Ended December 31, 2010

1. We note your disclosure regarding other income as of December 31, 2010 of $26,371. Please describe for us, and revise future filings here and in MD&A to disclose what this amount represents and how it satisfies the condition for classification as other income. Provide us with a sample of your proposed disclosure. This comment also applies to your Form 10-Q for the quarter ended March 31, 2011.

The other income reported in the Form 10-K for the year ended December 31, 2010, in the amount of $26,371 represents cancellation of indebtedness income related to liabilities forgiven by a related party of the Company for various services provided during 2009.

Mr. Kevin L. Vaughn

July 1, 2011

The other income reported in the Form 10-Q for the three months ended March 31, 2011 in the amount of $23,657 represents cancellation of indebtedness income related to liabilities forgiven by a related party of the Company for various services provided during 2010.

We will include comparable disclosure, which we believe satisfies the conditions for disclosure as other income, in the MD&A sections and financial statement notes of our future filings on Forms 10-K and 10-Q.

Form 10-Q as of March 31, 2008

2. We note from your disclosures that you utilize the Black-Scholes stock option pricing model to determine the fair value of your stock options. Please revise future filings to explain how you determined the assumptions utilized in these models including volatility, risk-free interest rate, expected life, etc. Refer to the guidance in paragraph 750-10-50-2(f)(2) of the FASB Accounting Standards Codification.

We acknowledge that our note disclosure should have included a discussion of management’s determination of the significant assumptions used in the Black-Scholes valuation. A sample of proposed disclosure on this point based on the March 31, 2011, 10-Q, which we intend to use in the future is as follows:

The Company’s computation of the expected volatility for the three months ended March 31, 2011, is based primarily upon historical volatility and the expected term of the option. The Company continues to use the simplified method of determining the expected term provided under SAB 110 as sufficient historical data is not available. The interest rate is based on U.S. Treasury yield in effect at the time of grant for a period commensurate with the estimated expected life.

We will include the above disclosure in MD&A sections of our future filings on Forms 10-K and 10-Q.

*  *  *  *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn

July 1, 2011

We trust that the foregoing is responsive to the Staff’s comments.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned or our company counsel Robert Macaulay at (305) 530-4026. Thank you for your assistance.

Sincerely yours,

/s/ George Konrad

George Konrad President